谢尔曼•思特灵律师事务所

SOLICITORS AND INTERNATIONAL LAWYERS

12TH FLOOR GLOUCESTER TOWER  |  THE LANDMARK  |  15 QUEEN’S ROAD CENTRAL  |  HONG KONG

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PARTNERS Matthew D. Bersani Nils Eliasson	Sidharth Bhasin † Colin Law	Brian G. Burke † Paloma P. Wang	Lorna Xin Chen Alan Y.L. Yeung	Peter C.M. Chen

REGISTERED FOREIGN LAWYERS
Shichun Tang ‡	Xiaogang Wang ‡

May 25, 2017

VIA EDGAR AND OVERNIGHT COURIER

Erin E. Martin, Special Counsel

David Lin, Staff Attorney

Michael Henderson, Staff Accountant

Robert Klein, Staff Accountant

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	Hexindai Inc. Draft Registration Statement on Form F-1 Submitted April 7, 2017 CIK No. 0001702318

Dear Ms. Martin, Mr. Lin, Mr. Henderson and Mr. Klein:

This letter is being submitted by Hexindai Inc. (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by the letter dated May 4, 2017 regarding the Company’s draft Registration Statement on Form F-1 confidentially submitted to the SEC on April 7, 2017 (the “Registration Statement”). We are submitting this letter on a confidential basis together with the revised draft of the Registration Statement (“Revised Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

† Non-resident Partner

‡ Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DUBAI  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  NEW YORK
PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SAUDI ARABIA*  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

*DR. SULTAN ALMASOUD & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, three copies of this letter and copies of the Revised Draft Registration Statement in paper format, marked to show changes from the Registration Statement as originally confidentially submitted.

General

1.              Please provide us with copies of the agreements that you enter into with various counterparties during the transactional process, including investor agreements, borrower agreements and any other specific agreements you may enter into (i.e., risk reserve, cash incentives, guarantee or other programs).  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits the English translation of the form of the investor agreement, loan agreement, transfer of loans agreement and Wallet agreement as Appendices A, B, C and D respectively, to this letter. These agreements include those agreements which the Company customarily enters into in the provision of its marketplace services. The Company respectfully submits that there are no other specific agreements in relation to the risk reserve, cash incentive, guarantee or other programs.

2.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with a copy of the written communications, as defined in Rule 405 under the Securities Act, that the Company is presenting to potential investors in reliance on Section 5(d) of the Securities Act.

3.              Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

RESPONSE:

The Company acknowledges the Staff’s comments and confirms that it will supplementally provide to the Staff any graphics, maps, photographs and related captions or other artwork that it intends to use prior to including them in the prospectus.

4.              Please revise disclosure throughout the prospectus to provide information based on the minimum and maximum offering amount, such as the capitalization and dilution tables on pages 62 and 63.  In addition, please revise the prospectus cover page to briefly disclose the underwriting arrangements, including without limitation:

•                 The top of the cover page, where you disclose the amount of ADSs representing ordinary shares being offered, to also disclose the minimum amount of shares that must be sold for the offering to close; and

•                 Disclose the date the offering will end and the escrow arrangements, including provisions for timing of return of funds to investors if the minimum offering proceeds are not received.

Refer to Item 501 of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, page 7 and pages 62-65 of the Revised Registration Statement.

Prospectus Summary, page 1

Overview

5.              You state that you leverage the “nationwide physical networks” of your offline cooperation partner, Hexin Group, which had a total of “99 branches in 20 provinces” across China as of December 31, 2016.  However, we also note your disclosure on pages 72 and 118 that:

•                 60 of the 99 physical branches are operated by Hexin Financial Information, which is focused on secured loans;

•                 As of December 31, 2016, 6.6% of the total outstanding amount of loans facilitated on your marketplace were attributed to secured loans, while 93.4% of such loans were attributed to unsecured credit loans; and

•                 You will focus on unsecured credit loans in the future.

In light of your business strategy going forward, please balance your disclosure by clarifying the extent of the nationwide physical network that you intend to leverage for acquiring borrowers offline.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that since the shift in business strategy to focus on unsecured credit loans in 2016, all existing and any new physical branches of Hexin Group going forward have focused and will continue to focus on the acquisition of unsecured credit loan borrowers. The Company has revised its disclosure on pages 74 and 159 of the Revised Registration Statement accordingly.

Summary Historical Financial Information of our Company, page 9

6.              We note on page 10 your presentation of summary operating data, which are presented in RMB’000. Please revise the table to also disclose the data in U.S. dollars. This information should be provided throughout the document for consistency purposes.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 76 and 79 of the Revised Registration Statement.

7.              We also note your presentation of “Gross billing amount (net of VAT)” and “Gross billing ratio (net of VAT),” which differs from the revenue recognized in the time of recognition under U.S. GAAP.  Tell us if you consider these to be non-GAAP financial measures, and if so, please revise to clearly label them as non-GAAP financial measures, explain how management uses such measures, why they are useful to investors and any limitations to its use, and include a reconciliation to the most directly comparable GAAP financial measure as required by Item 10(e)(1)(i)(B) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that the gross billing amount (net of VAT) and gross billing ratio (net of VAT) are operational metrics. The Company considers these metrics as key indicators of the growth of the total loan volume transacted on the Company’s online marketplace. The Company does not consider these metrics to be non-GAAP financial measures under Regulation S-K Item 10(e).

The Company would like to clarify that the “gross billing amount” is defined as the aggregated loan facilitation fees and loan management fees charged to borrowers before cash incentives, net of value added tax. The gross billing amount differs from the revenue recognized at the time of recognition. For an individual secured loan transaction, the gross billing amount equals the gross accumulative loan management service revenue recognized over the term of the secured loan. For an individual credit loan transaction, as the loan facilitation service fees are charged upfront at the same time Changan Insurance charges the borrowers the insurance premium, the gross billing amount equals the loan facilitation service revenue. The Company does not bill the borrower or investor directly. “Gross billing ratio” is defined as the gross billing amount divided by loan volume facilitated, presented in percentage. It is an operation metric the Company believes is a more accurate indicator of profitability.

The Company believes the gross billing amount and gross billing ratio are key operating metrics and indicators of the Company’s growth and business performance. The gross billing amount and ratio are directly related to the loan volume transacted on the Company’s marketplace and its pricing strategy. Presentation of the gross billing amount and gross billing ratio and the comparison of such metrics period-on-period reflects the trends of the Company’s business.  The Company has revised the definition of “gross billing amount” and “gross billing ratio” on pages 10, 76 and 79 of the Revised Registration Statement.

8.              Please clarify how you account for this difference between the gross billing amount and the amount of revenue recognized in your financial statements, including whether you recognize any portion as deferred revenue.

RESPONSE:

The Company respectfully advises the Staff that the Company did not record any deferred revenue from the difference between the gross billing amount and the amount of gross revenue recognized. Gross billing amount is defined as the aggregated loan facilitation fees and loan management fees charged to borrowers before cash incentives, net of value added tax. The Company only recognizes the related revenue when criteria for revenue recognition are met. For example, for an individual secured loan transaction, the loan management fee revenue is recognized over the term of the loan. The gross accumulative management fee revenue recognized over the term of the secured loan equals the gross billing amount.

9.              We also note that you present the number of borrowers by credit loan transactions and secured loan transactions, but only present the total number of investors.  Please revise to disaggregate the total investors by credit loan and secured loan transactions as well.  In addition, tell us and clarify whether there are any borrowers that could overlap and be included as both a credit loan and secured loan borrower in your table.

RESPONSE:

The Company respectfully submits that it believes investors may intend to make investments in both credit and secured loans. From the perspective of investors, the more relevant consideration, the Company believes, may be the availability of loan products with their desired expected returns and terms. The Company also presents its investment products as individual investments and Wallets, which may comprise both credit and secured loan products.  Thus the Company believes the differentiation of investor for the purpose of credit loans and secured loans is not a meaningful operational metric.

Under the Company’s policy, each borrower cannot take out more than one loan at the same time on the Company’s online marketplace, and is required to discharge all the outstanding loan payments before he or she can take out another loan on the Company’s online marketplace. The Company confirms that there are no borrowers with overlapping records of credit and secured loans. Furthermore, the Company respectfully submits that borrowers of credit and secured loan products have different needs and credit records, and they belong to distinctly two different markets. The secured loans on the Company’s online marketplace are designed to meet the needs of borrowers who need short-term loans of medium to large amounts (RMB200,000 to RMB6 million), whereas the credit loans are designed to address the consumption needs of borrowers who need long-term loans of small to medium amounts (RMB20,000 to RMB200,000). It is unlikely for a borrower to be able to and desire to take out a credit loan and secured loan at the same time. The Company has revised its disclosure on pages 121 and 122 of the Revised Registration Statement.

Risk Factors

Our new third-party insurance arrangements may not be sufficient... , page 16

10.       We note that in January 2017, you entered into a framework agreement with Changan Insurance to provide insurance to investors covering the risk of borrowers’ non- payment, effective February 1, 2017. Please revise elsewhere in the prospectus, such as your Business section, to describe in greater detail the material terms and conditions of this agreement, including, without limitation, the material obligations of the parties, the duration of the agreement and the material termination provisions. Also please file this agreement as an exhibit to the registration statement.  See Item 601(b)(10) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 130 and 131, and has provided the Changan Insurance framework agreement and the supplemental agreement as Exhibits 10.18 and 10.19 to the Revised Registration Statement.

The voting rights of holders of ADS are limited by the terms of the deposit agreement …, page 55

11.       We note this risk factor as well as the following risk factor describes the voting rights associated with the ADSs.  Please revise these risk factors to make clear that as discussed on page 157, under Cayman law and in your organizational documents, you are not required to hold an annual general meeting for shareholders.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 56 of the Revised Registration Statement.

Use of Proceeds, page 59

12.       You state that you intend to use the offering proceeds for marketing purposes, risk management upgrades, anti-fraud and billing operations systems.  Please discuss the priority and implementation of these uses based on whether you receive the minimum, maximum, or other proceeds from your offering. Refer to Part I, Item 3(C) of Form 20-F for further guidance.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that the net proceeds of the offering, whether the Company receives the proceeds from the minimum or maximum amount of offering, will be used by the Company in the following priority and purposes:-

•                  The Company plans to use the net proceeds of the offering primarily to upgrade its operating structure and build a stronger business framework, which includes upgrading its risk control and management mechanism, privacy protection methods, and anti-fraud and billing systems.

•                  In addition, the Company may use the proceeds for brand building by implementing a multi-facet marketing strategy to promote its brand through traditional media, search engine, online advertising and social media coverage.

•                  Upon fulfilling capital requirements for business framework upgrading and brand building, the Company may also use a portion of these proceeds for general corporate purposes, including working capital, operating expenses and capital expenditures.

The Company has revised the disclosure on pages 7 and 59 of the Revised Registration Statement.

Corporate History and Structure, page 67

13.       We note that in January 2017, you entered into a strategic cooperation agreement with China Everbright Bank and integrated your asset custody system with Jiangxi Bank.  Please tell us the terms and nature of each of these arrangements.

RESPONSE:

In January 2017, the Company entered into a strategic cooperation agreement with China Everbright Bank, pursuant to which China Everbright Bank may in the future provide integrated financial services, such as depositing services, credit financing and centralized funds management to the Company. China Everbright Bank has also agreed to extend loan credit of up to RMB 100 million to the Company upon request. As of the date of this letter, the Company has not utilised any such services or taken out any loans from China Everbright Bank.

On January 6, 2017, the Company entered into an agreement with Jiangxi Bank, pursuant to which all funds from borrowers and investors shall be managed by Jiangxi Bank to ensure security and compliance with the relevant PRC laws and regulations.  Each investor maintains a separate custody account with Jiangxi Bank so that each investor’s capital, interest payments and borrower repayments are securely maintained, separate from the Company’s and the borrowers’ accounts. Each borrower also maintains a separate electronic escrow bank account with Jiangxi Bank, through which such borrower receives the loan principal, makes repayments to the investors and makes facilitation or management fee payments to the Company. The Company does not directly deal with or manage any funds from investors or borrowers. Under such arrangements, Jiangxi Bank acts as an independent intermediary for the operation and flow of funds.

14.       We also note that you entered into a framework agreement with Changan Insurance to provide insurance coverage to investors and transitioned from the risk reserve liability policy to the insurance arrangement.

RESPONSE:

The Company respectfully submits that the risk reserve liability policy has been discontinued and replaced by the insurance mechanism since February 1, 2017. Under the Insurance Agreement, Changan Insurance is the insurer, the borrower is the policyholder and the investor is the insured. Changan Insurance charges borrowers an insurance premium at 2% of the loan principal amount plus interest for loans facilitated on the Company’s marketplace.

In relation to the accounting treatment, upon the transition from the risk reserve liability model to a third-party insurance model, the Company paid the balance of the risk reserve liability to Changan Insurance as a one-time premium at the inception of the Insurance Agreement. In return, Changan Insurance assumed the Company’s risk reserve liability obligation on the outstanding loan balances that were covered under the risk reserve liability policy and insures the investors for any possible defaults by the borrowers. The Company will no longer record risk reserve liability because it only facilitates but does not enter into the insurance agreement among Changan Insurance, borrowers and investors. Neither investors nor borrowers have recourse against the Company. Furthermore, the Company will only allow borrowers to proceed with their loan applications if Changan Insurance has provided insurance coverage to the relevant investors.

Please address the following:

•                 Tell us and disclose whether all investors are automatically enrolled in the insurance policy or whether they have the option to opt-in or opt-out.  If the investors elect to opt-out, is the Company required to provide a risk reserve liability to that investor?

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that under the insurance policy, the borrower is the policyholder, while the investor is the insured, or beneficiary, of the insurance policy.  Each borrower automatically enrolls in the insurance policy with no option to opt-in or opt-out.  As mentioned above, the Company does not assume any liability going forward in relation to the insurance arrangement nor in relation to the risk reserve liability.

•                 Tell us whether Changan Insurance has the option to deny insurance to any particular borrower that they deem risky.  If so, then is the Company required to provide a risk reserve liability to the investor for that borrower?

RESPONSE:

Changan Insurance provides insurance to investors in relation to the loan transactions of borrowers who have passed the Company’s risk and credit assessment procedure and Changan Insurance’s prescribed insurance requirements. The Company respectfully submits that the Company has robust risk and credit assessment controls for the review of borrower applications, and that there is no reason for the Company to believe that borrowers who have been approved by the Company should meet difficulties passing Changan Insurance’s insurance requirements. In the unlikely event that Changan Insurance denies insurance in relation to any particular borrower, the Company will not allow the borrower’s application to proceed and such borrower shall not be able to take out the loan on the Company’s online marketplace. Notwithstanding Changan Insurance’s decision to deny insurance in relation to any particular borrower, the Company does not provide any fall-back risk reserve liability to that investor.

The Company respectfully submits that since February 1, 2017 when the Insurance Agreement became effective, all outstanding loans as of January 31, 2017 were insured and covered by Changan Insurance. As of the date of this letter, all new loans originating since February 1, 2017 were also insured and covered by Changan Insurance.

•                 Tell us and disclose whether you, the investors or the borrowers are responsible for payment of the premium on the insurance policy.

RESPONSE:

The borrower is responsible for paying the premium of the insurance policy. The Company, as a third party to the insurance arrangement, does not assume any liability for the payment of the insurance premium.

•                 Tell us and disclose whether you charge any fees to your customers or to Changan relating to the insurance policy and if so, how you recognize those fees in your financial statements.

RESPONSE:

The Company does not charge any fees to the borrowers, investors or to Changan Insurance. Therefore the Company respectfully submits that no such fees are recognized in the financial statements of the Company. The Company has revised its disclosure on page 89 of the Revised Registration Statement.

•                 Tell us whether Changan Insurance is a related party.

RESPONSE:

Changan Insurance is not a related party of the Company.

15.       We note your diagram illustration of the corporate structure immediately upon completion of this offering on page 68; however, we do not see a box for the public shareholders ownership percentage after completion of the offering.  Please revise the charts to show the corporate structure immediately before and after completion of the offering, including the ownership percentage of the public shareholders upon completion.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 69.

Our Relationship with Hexin Group, page 71

16.       We note that you utilized a centralized treasury function with Hexin Group from inception up to March 2016 with all of your cash flows being managed through the bank accounts of Hexin Information and Hexin Financial Information.  On January 12, 2017, you separated your treasury function from the Hexin Group.  Please address the following:

•                 Tell us how cash was managed and what treasury function you used between March 2016 and January 2017.

•                 Tell us how cash flows were monitored for the historical periods to determine the amount of cash reported by Hexindai Inc. at each reporting date.

•                 Was there a signed and written agreement in place governing the terms of the centralized treasury function?  As part of your response, tell us whether there were any policies or agreements that restrict Hexin Group’s ability to use the cash for their own operations.

•                 Tell us whether Hexin Group charged you an administrative fee for utilizing their treasury function.

RESPONSE:

The Company would like to respectfully clarify that Hexin Group managed the Company’s cash flows from inception to January 11, 2017. The Company has revised the disclosure on pages 26, 73, 78 and 158 of the Revised Registration Statement.

During the period Hexin Group managed the Company’s cash flows, it had a procedure for the purpose of managing the Company’s cash flows. Each transaction was identified with a specific remark as to which party the cash related to. Both Hexin Group and the Company also prepared their respective monthly management accounts and reconciled them. From the Company’s inception to January 11, 2017, the Company had monitored and reviewed the cash flow statements at the end of each month, and if there were any deviations, performed all necessary reconciliations and reason analyses to ensure accurate financial reporting.

Before January 11, 2017, there was no formal agreement between Hexin Group and the Company relating to the terms of the centralized treasury function. Hexin Group did not charge the Company any administrative fees for utilizing its treasury function.

17.       We note that the net balance of funds, totaling approximately RMB 77.1 million was the amount due to Hexin E-Commerce as of September 30, 2016.  Using the September 30, 2016 period-end exchange rate of 6.6702 disclosed on page F-36, this appears to translate to $11.6 million U.S. dollars.  Please help us to reconcile this amount to the related party due from Hexin Group of $9.3 million as of September 30, 2016 disclosed on page F-41.

RESPONSE:

The Company respectfully advises the Staff that the net balance of funds due to Hexin E-commerce as of September 30, 2016 was approximately RMB 62.2 million (or USD$ 9.3 million, using September 30, 2016 period end exchange rate of 6.6702).  As of March 31, 2016, the net balance of funds due to Hexin E-Commerce was RMB 71.1 million. The Company has revised the disclosure on page 73 of the Revised Registration Statement.

18.       We note that you have entered into a cooperation agreement with Hexin Group, under which Hexin Information or Hexin Financial Information refers offline borrowers to you for credit loans and secured loans.  Please tell us the substantive terms of the cooperation agreement with Hexin Group, including the following:

•                 Tell us when you entered into the cooperation agreement and the period of time the agreement covers (e.g. one year, five years, indefinite, etc.).

•                 Tell us whether the agreement is terminable by either party with or without penalty.  If so, what steps need to be taken for the termination to occur and what is the penalty for violation of any terms?

•                 Tell us whether there are any other agreements or commitments in place between Hexin E-Commerce and Hexin Group to fund the losses or expenses of either party, such as a loan agreement, equity pledge agreement or other?

RESPONSE:

The cooperation agreement was entered into among Hexin E-Commerce, Hexin Financial Information and Hexin Information on March 17, 2017. The agreement has an indefinite term. The cooperation agreement was entered into among the parties at arm’s length. The agreement can be terminated with mutual consent of all parties. No penalty shall be imposed on any party for the termination of the agreement.

Hexin Group is not a consolidated variable interest entity of the Company. There are no agreements or commitments in place between Hexin E-Commerce and Hexin Group to fund any losses or expenses of either party.

The Company respectfully refers the Staff to Exhibit 10.1 for the cooperation agreement which was already filed as an exhibit to the Registration Statement.

19.       Given the common control, business cooperation agreement and centralized treasury function, provide us with your consolidation analysis of Hexin Group, including whether Hexin Group is a variable interest entity (VIE).

RESPONSE:

Hexin Group is not and is not intended to be a variable interest entity of the Company, as Hexin Group operates its businesses separately, including but not limited to financial services, which fall outside of the Company’s intended scope of business. Hexin Group exists as a standalone and ongoing business. Furthermore, the Company does not derive pecuniary interests from Hexin Group, nor has the Company entered into any contracts that give rise to any payment obligations to and from Hexin Group. Therefore, although Hexin Group and the Company are under common control, Hexin Group is a business cooperation partner, instead of a variable interest entity of the Company.

Management’s  Discussion and Analysis of Financial Condition and Results of Operations, page 75

General

20.       Please revise to discuss the changes in financial position for the periods presented.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Revised Registration Statement . For changes in the risk reserve liability, please refer to page 84.

Key Components of Results of Operations

Revenue, page 80

21.       We note that you recognize loan management and post-origination revenues and that the amount of post-origination fees charged depends on an investor’s membership grade and can be modified or waived at management’s discretion.  Please tell us and disclose the range of fee rates (e.g., as a percentage of loan amount) associated with these revenue streams.  In addition, disclose the amount of post-origination fees that have been waived during each period.

RESPONSE:

The post-origination fee rates typically range from 0% to 8% of the accrued interest payment according to the investor’s membership grade from Level 1 (lowest) to Level 5 (highest). Investors who have not met Level 1 membership requirements are subject to a post-origination fee rate of 10% of the accrued interest payment.

The Company respectfully submits that the loan management fee is charged to borrowers, and not investors.

The Company respectfully submits that the management has the discretionary power to modify or waive the post-origination fee as appropriate according to the Company’s business needs and strategies. However, such post-origination fees are generally not intended to be waived on a case-by-case basis. Since the Company’s inception of business in March 2014, management has not waived any post-origination fees for any individual investor. The post-origination fees that have been waived were nil for each of the fiscal years ended March 31, 2015, 2016 and the six months ended September 30, 2015 and 2016, respectively. The Company has revised the disclosure on page 83 of the Revised Registration Statement.

Critical Accounting Policies, Judgments and Estimates

Revenue Recognition, page 85

22.       We note that you receive fees contingent on future events, such as penalty fees for loan prepayment or late payment, fees for transferring loans and other management fees. Please disclose your revenue recognition policy for these fees contingent on future events and whether you recognize a liability for these contingencies. For example, tell us whether they are recognized as revenue upon receipt of cash or once all contingencies have been satisfied.

RESPONSE:

The Company respectfully advises the Staff that the fees are not contingent on future events. The Company recognizes revenue upon receipt of cash. The Company has revised the disclosure on Page 87 of the Revised Registration Statement.

23.       Please tell us whether the Company has recognized a servicing asset or liability under ASC 860-50 related to your obligation to service the loans originated from your platform for your investors.  If you have not recognized a servicing asset or liability, please tell us why you do not believe that you should.

RESPONSE:

The Company respectfully advises the Staff the Company has considered the guidance in ASC 860-50 and concluded that the service fees that are currently being charged to investors and borrowers represent adequate compensation for such services. The Company has compared its fee levels for loan services to other financial institutions and market players, and concluded that the fees are in line with the current market rates.  For all loans, the Company charges a post-facilitation services fee over the term of the loan to compensate the Company for the services it has provided on the loan during that period. The Company determined a post-facilitation service fee using the best estimated selling price, and determined that such amount is sufficient to cover the costs associated with the services the Company provides plus a reasonable margin. The Company uses a cost plus approach and evaluates its servicing rights using a discounted cash flow model. It took into account the cash outflows and inflows of fees and expenses and the timing of occurrence, and concluded that there is no servicing asset or liability as a result. At any point in time, no third parties have the right to service.  Future fees collectible should reflect the fair value of effort needed to continue to service the customers, and, thus, there is no servicing asset or liability to third parties.

Cash Incentives Reward Program, page 86

24.       We note that you provide both referral and promotional cash incentives to investors and that those cash incentives provided are accounted for as a reduction of revenue in accordance with ASC 605-50.  Please address the following:

•                 Disclose the amount of incentives paid to investors (e.g., as a percentage of total loan amount or other, etc.) and whether it applies to only one loan or can be for several loans entered into by an investor.

•                 Tell us and disclose when the incentives are recognized as a reduction to revenue (e.g., at inception of the loan, upon satisfaction of the terms, upon redemption or amortized over the term of the loans).

•                 Tell us and disclose whether the incentives can only be used by the investors at loan inception or at any point during the loan period.

•                 Tell us and disclose whether you recognize an asset or liability for these incentive programs.  If you do not, tell us why.

•                 Tell us whether the incentives issued to a customer in a period exceed the amount of revenue recognized, and if so, tell us whether you recognize the excess amount as either a negative revenue or an expense.

RESPONSE:

The Company respectfully advises the Staff that the cash incentives granted to investors amounted to US$1,053,153 and US$837,418 for the year ended March 31, 2015 and 2016, respectively. The cash incentives amounted to US$455,544 and US$592,925 for the six months ended September 30, 2015 and 2016, respectively, as disclosed on page 84 of the Revised Registration Statement.

Cash incentives are granted to qualified investors for a limited period, but is not related to any specific loans. The investors can utilize the cash incentive to invest any loan based on their own discretion. The Company grants cash incentives to investors as long as such investor meets the Company’s incentive requirements. The grants of cash incentives to investors during the fiscal years ended March 31, 2015 and 2016 and the six months ended September 30, 2016 were part of the Company’s marketing efforts to attract new investors or retain existing investors. It is not a contractual obligation of the Company and is not included in any of the Company’s agreements with investors.

Upon the satisfaction of the terms and conditions under the Company’s referral incentive program or promotional campaigns, investors can redeem their cash incentives for credit to be used on the Company’s online marketplace, in the form of cash payments.

The Company recognizes the cash incentives as a reduction to revenue when the Company grants such cash incentives to investors.  All cash incentives are paid and recorded as reductions of revenue upon issuance and the Company does not recognize any assets or liability for these incentives.  As discussed above, for the incentives granted during the fiscal years ended March 31, 2015 and 2016 and the six months ended September 30, 2016, the Company did not have any contractual obligation to investors for the granting of cash incentives. Due to the fact that the Company did not receive an identifiable benefit through the granting of cash incentives, the Company did not recognize such cash incentives as an asset. The Company has revised the disclosure on page 88 of the Revised Registration Statement.

The Company recognizes that ASC 605-50-45-9 states “a vendor may remit or be obligated to remit cash consideration at the inception of the overall relationship with a customer before the customer orders, commits to order, or purchases any vendor products or services. Under the guidance in the preceding two paragraphs, any resulting negative revenue may be recharacterized as an expense if, at the time the consideration is recognized in the income statement, it exceeds cumulative revenue from the customer.” If the cash incentives provided by the Company to investors as a reduction of revenue result in negative revenue on a cumulative basis, the amount of shortfall will be characterized as an expense in accordance with ASC 605-50-45-9. There is unlikely to be a sufficiently probable benefit to the Company to justify the Company incurring the cost of recovering such shortfall.

Risk reserve liability, page 86

25.       We note that, in accordance with your risk reserve liability policy, an amount equal to 1% and 2% of the loan amounts of all secured loans and credit loans including the principal and interest is set aside during a given period.  Please explain to us how you considered Rule 5-02 of Regulation S-X in determining it was not necessary to present these amounts in a separate restricted cash line item.  Additionally, please tell us what consideration you gave to ASC 230-10-45 in determining your cash flow presentation of changes in restricted cash.

RESPONSE:

The Company respectfully advises the Staff that S-X Rule 5-02 (1) requires separate disclosure of funds legally restricted as to usage. Prior to January 11, 2017, the Company did not have a restricted bank account for separation of the funds to be distributed under the risk reserve liability policy. In addition, the Company considered the AUS 2016-18 “Restricted cash — FASB finalizes the EITF’s consensus”, which indicate that most Task Force members generally do not think that self-imposed designations should be presented as restricted cash unless an entity has an existing policy to do so.  In the case of the Company, these funds were deposited in the general cash account, and there was no separate account for these cash. The Company can withdraw or use cash without any prior notice or penalty.  As a result, the Company did not separately present a restricted cash line item. In addition, effective on February 1, 2017, a third party insurance provider, Changan Insurance, started to provide insurance coverage to investors and the Company transitioned from the risk reserve liability policy to the insurance arrangement. In the event of borrower default, the insurance provider should compensate the investor for his principal investment amount and accrued interests, up to the insured amount specified in the insurance policy. During the transition from the risk reserve liability policy to the insurance arrangement, Changan Insurance took custody of the balance of the Company’s risk reserve liability and assumed the outstanding loan balances covered under the previous risk reserve. Therefore, going forward the Company does not have a risk reserve liability policy and thus have no further need to present restricted cash.

26.       We note your accounting policy relating to the risk reserve liability and how it is equal to 1% and 2% of the loan amounts of all secured loans and credit loans including the principal and interest.  Please address the following:

•                 Clarify that your maximum obligation is limited to the balance of the reserve liability reflected on your balance sheet. If the maximum potential obligation can exceed the balance of your liability, disclose that fact.

RESPONSE:

The Company respectfully advises the Staff that the Company’s obligation under the risk reserve liability to make payments at any point in time is limited to the amount of cash set aside, taking into account the available funds in the risk reserve liability and all future contributions from existing loans. The maximum potential amount, as determined under ASC Topic 460, payable to the investor in relation to the existing loans is estimated to be approximately the balance of risk reserve liability, as of March 31, 2015 and 2016 and September 30, 2016, respectively.

•                 Confirm our understanding that the 1% relates to the total amount of secured loans and 2% relates to the total amount of credit loans. In this regard, we refer to language in your risk factor on page 16 stating that 1% relates to credit loans and 2% relates to secured loans.

RESPONSE:

The Company confirms that the risk reserve liability being set aside equals the total of 1% of the total amount of secured loans facilitated and 2% of the credit loan facilitated, respectively.

•                 Tell us the source of the risk reserve funds in the transactional process (i.e., are they paid by the borrower or investor?) and whether they are refundable back to the borrower upon successful repayment of the loan.

RESPONSE:

The Company respectfully submits that the risk reserve liability was paid by the borrowers. It is not refundable back to the borrower upon successful repayment of the loan.

•                 Tell us and revise your disclosures to state how you determined that 1% and 2% of loan amounts is appropriate.  In addition, tell us in detail how you used the M3+ Net Charge off Rates in the determination of your risk reserve and how actual historical default rates compare to your 1% and 2% estimates.

RESPONSE:

The Company estimated the fair value of the risk reserve liability based on the expected future payouts from the estimated loan loss rate (‘‘M3+ Net Charge off Rates’’), which is assessed from the underlying borrower’s risk assessment and historical and estimated future loan defaults. In determining the fair value of the risk reserve liability, the Company considered factors including but not limited to the historical M3+ Net Charge off Rates, the estimated future loan loss rate and the impacts from the Insurance Agreement effective on February 1, 2017. The Company determined the estimated fair value of risk reserve liability as of March 31, 2015 and 2016 and September 30, 2016, approximates the amounts calculated based on the Risk Reserve Rate as of the respective dates. The Company has revised its disclosure on page 89.

•                 Tell us which income statement line items are impacted by the risk reserve liability, if any, at loan inception, release on expiration and payout.  For example, tell us whether it is reflected as a contra-revenue, expense or other expense at inception or whether it is reflected as revenue, contra-expense or other income at release on expiration. Provide us with the relevant accounting literature to support your treatment.

RESPONSE:

In accordance with ASC 460-10-55-23 (b), at the inception of each loan, the Company recognizes a stand-ready liability based on estimated loan loss rate of the loan facilitation amount under all secured loans and credit loans, respectively, and offset the revenue. According to ASC 460-10-35-1, the risk reserve liability initially recognized would typically be reduced as the Company is released from risk under the guarantee either through expiry or performance. The Company tracks its risk reserve liability on a loan-by-loan basis to monitor the expiration. On a portfolio basis, when the aggregate contingent liability required to be recognized under ASC 450-20-25 exceeds the risk reserve liability balance, the Company will record the excess as expense. The following breakdown of the Company’s net revenue was included in the MD&A discussion.

	For the fiscal years ended March 31,		For the six months ended September 30,
	2015	2016	2015	2016
			(unaudited)
	(US$)
Revenue:(1)
Loan facilitation service	297,026	7,228,135	804,246	9,522,355
Loan management service	5,626,695	6,166,334	3,520,448	1,901,708
Post-origination service	700,627	1,193,737	641,839	641,502
Others	—	39,591	22,091	25,039
Total revenue	6,624,348	14,627,797	4,988,624	12,090,604
Business and sales related taxes	2,345	23,644	2,134	26,001
Cash incentives	1,053,153	837,418	455,544	592,925
Risk reserve liability charge	922,877	1,872,509	579,755	2,407,658
Net Revenue	4,645,973	11,894,226	3,951,191	9,064,020

Six Months Ended September 30, 2016 Compared to Six Months Ended September 30, 2015

Loan facilitation revenue, page 90

27.       We note that your loan facilitation revenue experienced a dramatic increase primarily due to an increase in the volume of credit loans.  Please also discuss changes in volume by tailored loan product (i.e., provident fund loans, property- owner loans, car-owner loans, insurance-holder loans and premier customer loans) to provide a clearer understanding of the underlying drivers of loan activities.  To facilitate a clearer understanding, consider quantifying this in a comparable tabular format.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that the Company has a limited operating history from March 2014 and its business constantly evolves as a result of changing market conditions and industry trends in the PRC. The five loan products in the registration statement were classified based on specific needs and qualifications of different borrowers. Borrowers take out loan products for which they qualify for, and as the needs of borrower applicants change, the results of the loan product volumes also shift. As such, there is no representative data that can be discussed and disclosed. Furthermore, the terms and conditions of these loan products change constantly to meet the different borrower applicants’ needs. The Company classifies these tailored loan products primarily for marketing purposes and respectfully submits that it is not meaningful to make comparisons of such data.

Loan management revenue, page 90

28.       Please revise the first sentence to clarify that loan management services revenue decreased by $1.6 million, not loan facilitation revenue.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Revised Registration Statement.

Loan Performance Data, page 96

29.       We note your delinquency rate and M3+ net charge off rates performance data. Please address the following:

•                 Revise to present the data to be consistent with all periods included in the filing (i.e., March 31, 2015 and 2016, as well as September 30, 2015 and 2016).

RESPONSE:

The Company respectfully advises the Staff that upon consideration of the two reasons below, the Company believes the disclosure of M3+ Net Charge-off rates performance data for periods other than as currently disclosed may be misleading and confusing:

a.              The Company commenced its credit loan business in November 2014, which was neither the beginning of a financial reporting period nor a comparable “vintage” period; and

b.              The amount of loans facilitated during the period from November 2014 to March 31, 2015 was small and immaterial for the purposes of disclosure. The volume of those loans represented only approximately 6% of the amount of loans facilitated during the period from April 1, 2015 to March 31, 2016.

•                 Disaggregate the performance data between credit and secured loan transactions, as well as by tailored loan product (i.e., provident fund loans, property-owner loans, car-owner loans, insurance-holder loans and premier customer loans).

The Company respectfully submits that the delinquency and loan performance data discussed on page 99 were in relation to credit loans. Since secured loans are collateralized with properties with values of at least 150% of the loan principal, the Company believes that there is no comparable delinquency data for secured loans. Further, in relation to the disaggregation of data for each tailored loan product, please refer to the response to comment 27.

•                 Revise the M3+ net charge off rate tables to also disclose the data in U.S. dollars.

In response to the Staff’s comment, the Company has revised its disclosure on page 99 of the Revised Registration Statement.

Our Industry, page 101

30.       We note your use of market data from 2015 throughout this section. Please revise to update your disclosure to a more recent date or explain why data from 2015 provides sufficiently comparable information.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 104-111. Certain market information has yet to be released as at the date of this letter and the Company will endeavor to update disclosure once such data becomes available.

Business

Our Competitive Strengths

Risk-adjusted investment returns and high investor satisfaction, page 112

31.       We note that one of your competitive strengths relates to your high investor satisfaction, which you state is shown by your repeat investor rates.  We also note that as of December 31, 2016, more than 40% of your investors had invested more than once.  Please describe how the 40% repeat investor measure compares to your peers and other benchmark data.  Also, revise to disaggregate the repeat investor rate separately for your credit loan and secured loan transactions.

RESPONSE:

The Company respectfully submits that there is insufficient publicly available information in the online lending marketplace industry in the PRC to provide benchmark data that is representative and reliable. The Company believes that the 40% repeat investor rate, which is based on the Company’s estimation, represents strong performance and serves as an indication of investor confidence. As discussed above in the Company’s response to comment 9, the Company does not differentiate investors who invest in credit loans and secured loans. The Company respectfully submits that the repeat investor rates, disaggregated for credit loans and secured loans, respectively, does not represent meaningful information for disclosure.

Products and Services to Borrowers, page 118

32.       In the penultimate paragraph on page 118, please discuss the reasons why, going forward, you expect to focus on car-owner loans in particular.

RESPONSE:

The Company respectfully submits that the population of car owners in the PRC in general show customer characteristics that fit well with the Company’s target group: (i) car-owners generally have higher purchasing power; (ii) car-owners generally have good or easily traceable credit histories with authorized financial institutions; and (iii) car owners generally have sound financial strength. Therefore, the Company expects there to be an increase in car-owner borrower applicants taking out loan products on the Company’s online marketplace. However, the Company constantly reviews its business strategies and therefore for the avoidance of confusion, the Company has revised the disclosure on page 121 of the Revised Registration Statement.

Products and Services to Investors

Portfolio Investment (“Wallets”), page 120

33.       We note that you allow investors to invest a specified amount of funds for a fixed period of time into a basket of loan products (“Wallets”).  Please address the following:

•                 Tell us and disclose whether the Wallets are aggregated based on similar credit rating , interest rates, terms and investment products, or whether they are diversified.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that the portfolios of Wallets are diversified in order to optimize the balance of risks. The basket of loan products in each Wallet are diversified in credit ratings, terms and types of loan product. Therefore, the different loan products making up each Wallet may have different credit risks, durations and comprise of both credit and secured loan products. The Company submits that the nominal interest rates for all loan products are similar with respect to credit loans and secured loans, respectively. The Company has revised the disclosure on page 123 of the Revised Registration Statement.

•                 Tell us whether there are any partially funded Wallets due to timing differences in funding the full amount.  To the extent that a Wallet has not yet been fully funded, tell us whether the Company maintains custody of any cash from investors until it has been fully funded and can be delivered to the borrowers.

RESPONSE:

The Company respectfully submits that there are no partially funded Wallets due to timing differences. Investors and borrowers are only committed to their obligations upon the full subscription of the Wallet product, and only at that point will the funds be released from the investors’ escrow accounts to the borrowers’ escrow accounts. Since the inception of the Company’s business in March 2014, the Wallet products are normally fully subscribed shortly after they are listed on the Company’s online marketplace.

•                 Tell us whether the Company funds any portion of the Wallets using your own funds at any point during the process due to timing differences.

RESPONSE:

The Company does not fund any portion of the Wallets using the Company’s funds at any point during the process.

•                 Tell us whether the fixed period of time that the investor agrees to purchase the Wallets can vary from the borrower term.  If so, tell us how those funds are repaid to the investor if it is prior to the end of the borrower term.

RESPONSE:

The Company would like to clarify that the investors’ obligation to commit funds to Wallets can vary based on the terms of the portfolio individual loan products, but this does not affect any investor’s or borrower’s interest and obligation. Each Wallet may terminate before or at the same time as the portfolio loan products. Once both sides of the transaction have committed themselves, the borrower will receive the funds and his or her obligation to make repayments will commence and continue throughout the term of the loan even though the original investor’s investment in the Wallet may be for a shorter period of time. After the term of the original Wallet expires, the outstanding portfolio loan products will be reorganized and repackaged into different, new Wallet products for other investors, and the outstanding portfolio loan obligations will be inherited by investors of the new Wallets. The original investors can then recover their investment amount together with interest. However, the Company does not guarantee that each investor can recover his or her full investment.

The Company respectfully submits that it is not a financial institution and does not deal with the funds of investors or borrowers directly. The Company merely operates an online marketplace platform for an open and transparent exchange of information and provides services for the facilitation of loans.

Individual Investment, page 120

34.       We note that the average annualized investment return for loans facilitated on your marketplace ranges from 8% to 13%.  Please tell us whether you guarantee a minimum return to investors for loans facilitated on your marketplace.  If so, tell us how you account for that financial guarantee in your financial statements, especially in cases where a borrower defaults or the return to the investor is below the 8% minimum.

RESPONSE:

The Company respectfully submits that, consistent with the custom and practice of the online lending marketplace industry, the Company does not provide or guarantee a minimum return to investors. As mentioned above, the Company is not a financial institution and does not directly participate in any loan products, and therefore is in no position to guarantee any minimum return to investors.

The Company would like to respectfully supplement that the average annualized investment returns of are calculated from historical investor returns, and are not prescribed as guaranteed minimum and maximum returns by the Company. In order to conform the disclosure with page 128, the Company has amended the disclosure on page 123 on the annualized investment returns. The annualized investment returns were approximately 14% to 15% for Wallets and approximately 10% to 13% for individual investment loans. The Company does not guarantee that each investor can recover his or her full investment nor any amount of returns.

Credit Scoring and Decision-Making, page 124

35.       We note on page 125 that you present a table showing the APR, fixed annual interest rate, gross billing ratio and credit grade for your borrower applicants for the nine months ended December 31, 2016.  Please address the following:

•                 Revise to present the data to be consistent with all periods included in the filing (i.e., March 31, 2015 and 2016, as well as September 30, 2015 and 2016).

•                 Revise to disclose the outstanding loan balance by credit grade at the end of each reporting period.

•                 Tell us why the total loan transaction volume of RMB 1,529.0 million for the nine months ended December 31, 2016 on page 125 is less than the total loan volume facilitated of RMB 1,632.4 million for the six months ended September 30, 2016 on page 10.

RESPONSE:

The Company respectfully submits that the current credit grading system has only been implemented since April 1, 2016. Prior to April 1, 2016, the Company used a different credit grading system. As such, there is no comparable data for the fiscal years ended March 31, 2015, 2016 and the six months ended September 30, 2015.

The Company respectfully submits that the outstanding loan balance is not a relevant operational metric for the Company, as the Company is merely a platform for the exchange of information. The outstanding loans do not represent the Company’s loan assets, but investors’ loan assets. Furthermore, in relation to any delinquency or M3+ Net Charge-off, the Company has transitioned to a third-party insurance model since February 1, 2017, so that the outstanding loan balance does not impact the Company’s income statement or balance sheet. The Company respectfully submits that the disclosure of such information may be misleading or cause confusion to potential investors.

In response to the Staff’s comment, the Company respectfully submits that the total loan transaction volume of RMB1,529.0 million for the nine months ended December 31, 2016 previously disclosed represented only the information for credit loans because the Company only utilized a credit grading system for credit loan borrowers. The Company has revised the disclosure to include the loan volume for both secured and credit loans on page 128 of the Revised Registration Statement.

36.       We also note that the fixed interest rate range charged to borrowers of all credit grades (i.e., A — E) is 14% - 15%.  Please confirm that the same interest rate is charged to all borrowers regardless of their credit rating or if not, revise to clarify accordingly.  In addition, tell us and disclose whether the interest rate varies by loan type (i.e., credit loan or secured loan).

RESPONSE:

The Company respectfully submits that the nominal interest rate is 14% to 15% for credit loans and 10% to 13% for secured loans for the six months ended September 30, 2016. These nominal interest rates are determined by the Company based on the prevailing market rates and are uniform for all borrowers, regardless of different credit grades. Borrowers of different credit grades have different APRs. The APR is expressed as a single percentage number that represents the actual annualized cost of borrowing over the term of a loan. The APR comprises a fixed interest rate that borrowers pay investors, and a loan facilitation or loan management service fee that the Company charges for its services. In order to clarify the nomenclature, the Company has changed the reference from “fixed interest rates” to “nominal interest rates” on pages 5, 121 and 138 of the Revised Registration Statement.

Fraud Detection and Prevention, page 125

37.       You state that you have entered into a strategic cooperation agreement with China Financial Certification Authority and Shenzhen Tianjin Finance Information Services Limited Company to develop a system for digital certification and authentication of loan agreements.  Please disclose the material terms and conditions of this agreement, including, without limitation, any estimated timeframe for implementing this system. Also please file this agreement as an exhibit to the registration statement.  See Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company respectfully submits that the agreement entered into with China Financial Certification Authority (“CFCA”) and Shenzhen Tianjin Finance Information (“STFI”) is a commercial agreement entered into in the ordinary course of business and is only ancillary to the operation of the Company’s online marketplace platform and provision of services. Furthermore, the Company’s business is not substantially dependent on the digital certification services provided under the agreement. Therefore, the Company respectfully submits that it is not necessary to file the agreement as an exhibit under Item 601(b)(10) of Regulation S-K nor to disclose the terms and conditions in the registration statement. The digital certification system and registry authority system have been implemented on the Company’s online marketplace since January 5, 2015.

Hexindai Inc.

Consolidated Financial Statements —  Years Ended March 31, 2016 and 2015

Consolidated Statements of Cash Flows, page F-6

38.       We note that you present line items for “due from related parties” in the amounts of $(10.0) million and $(8.1) million and “repayments from related parties” in the amounts of $2.7 million and $3.0 million for the years ended March 31, 2016 and 2015, respectively.  Please confirm that these items relate to your related party receivable due from Hexin Group described in Note 6 on page F-22.  Additionally, tell us why you consider these financing activities in accordance with ASC 230-10-45-14 and 15.

RESPONSE:

The Company respectfully confirms that the “due from related parties” in the amounts of $(10.0) million and $(8.1) million and “repayments from related parties” in the amounts of $2.7 million and $3.0 million for the years ended March 31, 2016 and 2015, respectively, refers to the items due from Hexin Group. The related party balance due from Hexin Group are non-interest bearing.  The Company also respectfully advises the Staff that the Company ceased to utilize Hexin Group’s centralized treasury system since January 12, 2017.

The Company historically used Hexin Group’s centralized treasury functions as Hexin Group, retained control over all cash transactions on behalf of its subsidiaries and affiliated companies and maintained all the cash accounts. This type of arrangement resulted in balances due-from-Hexin Group on the Company’ accounts at each reporting period, since Hexin Group made all cash payments on behalf of its subsidiaries and affiliated companies as well as sweeping all cash balances from its subsidiaries and affiliated companies. The related party balances were settled periodically. The related party balance due from Hexin Group resulting from the centralized treasury arrangement, in substance, represented interest-free intercompany borrowings and, consequently, the Company’s management believes that it is appropriate to classify the changes resulting from these due-from related party balances as financing activities in the statement of cash flows. Both Hexin Group and the Company classified the cash flow activity associated with this centralized treasury system as financing activities based upon the consolidating statement of cash flows example included in ASC 830-230-55-2.

The Company respectfully advises the Staff that, as disclosed on page 78, Hexin Group and the Company entered into a memorandum setting out the amount due to Hexin E-Commerce shall be remitted to the Company’s bank account in instalments under a collection plan before September 30, 2017.

Notes to Consolidated Financial Statements, page F-7

General

39.       Please revise to provide segment reporting disclosures addressing the following:

•                 Identify your chief operating decision maker (CODM) and reportable segments.

•                 Tell us the information reviewed by the CODM in order to make decisions about allocating resources and assessing performance.

•                 Disclose entity-wide information required by ASC 280-10-50-40 through 42.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page F-26 of the Revised Registration Statement.

Note 2 — Summary of Significant Accounting Policies

Revenue Recognition, page F-11

40.       We note that the pattern of revenue recognition appears to be different for your transactions with credit loans’ borrowers compared to your transactions with secured loans’ borrowers.  However, we note that the services described on page F-12 and the transaction processes depicted on page 121 appear to be the same for each type of borrower.  Please explain to us why there is a different pattern of revenue recognition when the services offered appear to be the same.  To the extent that there are different transaction processes, consider revising the disclosures on pages F-12 and 121 to depict how they are different.

RESPONSE:

The Company respectfully advises the Staff that the service provided to secured loan borrowers requires the Company’s ongoing performance obligation to review the condition of the borrowers’ pledge assets and monitor such status over the term of the loan period, which is not required for the credit loan borrowers. For the credit loan borrower, after the Company facilitates the loan arrangements between borrower and investors, there are no substantial continuous service obligations on the Company.  Due to the difference in the service pattern, the Company recognizes revenue from the loan facilitation service component upfront at the time of credit loan issuance and upon collection of fee, while the Company recognizes the loan management service fee revenue from secured loan borrowers over the term of loan and collection of fee.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-12 and F-33 of the Revised Registration Statement .

41.       We note that loan facilitation fees are considered as elements in your credit loan transactions but do not appear to be elements for your secured loan transactions.  Please tell us whether you perform loan facilitation services on your secured loan transactions and why loan facilitation fees are not considered a separate element in your secured loan transactions.

RESPONSE:

The Company respectfully advises the Staff that the Company’s general service obligation under secured loan arrangement requires the Company’s continued involvement on a monthly basis to manage the loan and secured assets information.  The Company considers the service fee, including the loan facilitation service, as a “loan management fee” and recognizes it on a monthly basis over the loan term and when the fee is collected.  In addition, as the revenue for both of these services is recognized upon collection, there would be no impact to timing or the amount of revenue recognized if the amounts were allocated.

42.       Similarly, we note that loan management revenue are considered elements in your secured loans but do not appear to be elements for your credit loan transactions. Please tell us whether you perform monthly management services on your credit loan transactions and why loan management fees are not considered a separate element in your credit loan transactions.

RESPONSE:

The Company respectfully advises the Staff that the Company does not have any continuous performance obligation under the credit loan arrangement.  The Company considers the service fee, mainly representing fees from loan facilitation service, as a “loan facilitation fee” and recognizes it upfront at the time of credit loan issuance and upon collection of fee.

43.       Please tell us if you defer any portion of the loan facilitation fee in your credit loans and the factors that were considered in your determination of whether or not to defer.

RESPONSE:

The Company respectfully advises the Staff that the Company does not defer any portion of loan facilitation fee in credit loan arrangement, because the related local facilitation services have been completed and the Company is not required to satisfy any performance obligations. Furthermore, the Company receives loan facilitation service fees paid by credit loan borrowers upfront at the time of credit loan issuance.

44.       Please tell us how you determined the best estimated selling price of the elements of your arrangements.

RESPONSE:

The Company respectfully advises the Staff that the Company follows the selling price hierarchy established by ASC 605-25 to determine revenue allocation. Due to the differentiation from competitors’ business model, the vender specific objective evidence and third party evidence of origination/facilitation services and post-origination service are difficult to obtain. Therefore, the Company uses the best estimated selling price for these services provided, which takes into account internal factors relevant to the Company’s own pricing strategies for these two services, based on the Company’s entity-specific factors, including but not limited to the cost incurred in delivering such services, the profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors. This resulted in the majority of the revenue being allocated to loan origination/facilitation services, the rest of the revenue being allocated to post-loan origination services upon receipt of cash.

Note 3 — Prepayments and Other Assets, page F-21

45.       We note that you have a fund receivable from external payment network providers for funds received from investors but not yet transferred to accounts of borrowers, and vice versa.  Please explain to us how you considered Rule 5-02 of Regulation S-X in determining it was not necessary to present these amounts in a separate restricted cash line item.

RESPONSE:

The Company respectfully advises the Staff that the Company believes, in accordance with Rule 5-02 of Regulation S-X, it is appropriate to include as part of “other receivable”, the funds receivable from external payment network providers for the funds received from investors but not yet transferred to accounts of borrowers, because the accounts with the external payment network providers are not restricted cash accounts and not legally restricted as to withdraw as required by S-X Rule 5-02(1).

Note 5 — Accrued Expenses and Other Current Liabilities, page F-21

46.       We note that you have a fund payable to investors or borrowers due to the settlement time lag by external payment network.  Please tell us the average duration of the settlement time lag.  In addition, tell us if there are any circumstances in which you originate a loan to a borrower or provide a temporary loan using your funds prior to an investor being identified and matched to the borrower.

RESPONSE:

The Company respectfully advises the Staff that the average duration of the settlement time lag is about 1 day. For the fiscal years ended March 31, 2015 and 2016 and six months ended September 30, 2016, the Company has not originated a loan to borrower or provided a temporary loan using the Company’s own funds prior to an investor being identified and matched to the borrower.

Note 9 — Income Tax, page F-23

47.       We note on page F-24 that you present an effective tax rate reconciliation for the years ended March 31, 2016 and 2015. For the year ended March 31, 2015, we note the line item for “effect of change tax rate” has a significant impact on your effective tax rate. Please revise to include a description of the nature of each significant reconciling item in your disclosures. Refer to ASC 740-10-50-12.

RESPONSE:

The Company respectfully advises the Staff that the change in effective tax rate effect refers to the fact that the Company’s VIE, Hexin E-Commerce, was granted the “high technology enterprise” status in 2015 and is qualified to a preferred income tax rate of 15% starting from January 1, 2015. Prior to its qualification as a “high technology enterprise”, Hexin E-commerce’s effective tax rate was 25%. The Company respectfully submits that the description of the nature of the tax rate reconciliation has already been disclosed on page F-23.

Notes to Interim Condensed Consolidated Financial Statements

Note 5 — Related Party Balances and Transactions, page F-41

48.       We note your tabular presentation of amount due from related parties showing an ending balance of zero as of March 31, 2016. Please revise the table to show separate subtotals for total current portion of zero, total non-current portion of $12.0 million, and a total ending balance of $12.0 million.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page F-41 of the Revised Registration Statement.

Note 10 —  Additional Paid-In Capital, page F-44

49.       We note that the Company granted employee options to purchase 15,780 ordinary shares on April 1, 2016 under the 2016 Share Option Scheme.  Please tell us how you evaluated the impact of these options granted in your computation of diluted earnings per share in Note 8 on page F-44. Refer to ASC 260-10-45-28A.

RESPONSE:

The Company respectfully advises the Staff that the Company did not include the impact of the stock option issuance to purchase 15,780 ordinary shares on April 1, 2016 in the Company’s computation of diluted earnings per shares. Pursuant to the option agreement, the stock options issued on April 1, 2016 will be effective on the date of the effectiveness of the registration statement of which the registration statement is a part, at an exercise price per share equal to the initial public offering price of the Company’s ordinary shares. In evaluating the impact of these options in the computation of diluted earnings per share, the Company did not consider it probable that a triggering event of the vesting of the stock options will occur before this initial public offering is effective. In accordance with ASC 260-10-45-28A and ASC 260-10-45-48, the Company believes no shares are included in the denominator for diluted EPS because the contingency threshold has not been attained.

Exhibits

50.       Please file executed copies, rather than “Form of” versions, of Exhibits 10.2 through 10.6 prior to requesting effectiveness.

RESPONSE:

In response to the Staff’s comment, the executed copies of the agreements are provided as Exhibits 10.2 to 10.14 of the Revised Registration Statement.

51.       Please file as an exhibit the escrow agreement governing the offering proceeds.

RESPONSE:

The Company will provide the escrow agreement as soon as the Company designates an escrow agent and drafts the agreement.

*  *  *  *

Should you have any questions about the responses contained herein, please contact me at (852) 2978-8028 (office) or by email at stephanie.tang@shearman.com.  Questions relating to accounting and auditing matters of the Company may also be directed to Rong Liu, partner at Marcum Bernstein & Pinchuk LLP, by phone at (86)159-0122-8727 or via email at rong.liu@marcumbp.com.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

Enclosures

CC:	Zhou Xinming, Chief Executive Officer and Director, Hexindai Inc.
Qisen Zhang, Chief Financial Officer, Hexindai Inc.
Fang Liu, Attorney at Law, Mei & Mark LLP Rong Liu, Partner, Marcum Bernstein & Pinchuk LLP

Appendix A

Lending Consultation and Service Agreement

Agreement Number: XXXXXXXXXXXXX

This Agreement is entered into by the following parties on [DATE, 2017].

Party A (Lender): XXX      Type of certificate: Identification card number

Certificate number: XXXXXXXXXXXXX

Party B: Hexin E-commerce Co., Ltd.

Address: C-13F, Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing

•                       Zip code: 100022

In accordance with the Contract Law of the People’s Republic of China  and relevant laws and regulations, based on the principles of equality, voluntariness, mutual benefit and honesty, Party A and Party B reach the following agreement to abide by after friendly consultation on the matters below: (i) Party A voluntarily lends the funds to the borrower through the website (www.hexindai.com, hereinafter referred to as”[Hexindai]”) lawfully operated by Party B; and (ii) Party B offers Party A services of collecting, compiling, screening, online publishing, lending procedure management of the information on the borrower and so forth.

Section 1 Manner of lending funds by Party A

Article 1 Party A shall be entitled to select a borrower on the [Hexindai] Platform and determine whether to lend. If Party A determines to lend, Party A shall be obliged to pay the funds to the borrower on time.

Article 2 Party A shall be entitled to be transferred the creditor’s rights on the [Hexindai] Platform by the transferors so as to obtain the creditor’s rights to complete lending funds.

Article 3 Party A shall be deemed to complete lending the funds on the [Hexindai] Platform no matter Party A adopts the approach set out in Article 1 or Article 2.

Section 2 Provisions related services

Article 1 Rights and obligations of Party A

1.                   Party A has registered with the [Hexindai] website under his/her real name and undertakes that all the documents, materials, certificates and so forth are true, complete, accurate and effective;

2.                   Party A shall pay the loan funds on time and shall be entitled to the interest from the loan funds;

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3.                   Party A undertakes that the source of the loan funds is legitimate and he/she is the lawful owner of such funds. If such funds are jointly owned, Party A undertakes that the consent of other co-owners has been obtained. Party A shall be responsible for resolving any dispute with a third party arising from the ownership and legitimacy of his/her funds and shall assume any economic losses incurred to Party B therefrom;

4.                   Party A shall properly keep the user name and password and shall be responsible for the consequences arising from the loss or disclosure of, or permitting another party to use, the user name and password. Any act via log-in by the user name and password shall be deemed to be the true intention of Party A;

5.                   Party A shall make an application in accordance with the rules of [Hexindai] Platform in the event of assignment of his/her creditor’s rights. Party A shall not arbitrarily agree to assign his/her creditor’s rights to any third party, except in the event of an inheritance or a statutory transfer pursuant to a valid  document issued by a state organ;

6.                   Party A shall be responsible for the declaration and payment to competent tax authorities of relevant taxes and fees arising from the process of lending funds, assigning debts and receiving proceeds and Party B shall not be responsible for handling relevant matters;

7.                   In the event of a change in any information of Party A’s personal account, Party A shall promptly log onto the personal platform to make changes. Otherwise, Party A shall be responsible for losses suffered by Party A due to failure to make changes by Party A;

8.                   In the event of inheritance and donation of the funds for lending (i.e. creditor’s rights) of Party A, the heir or the donee asserting such rights shall present to Party B notarized ownership documentation for inheritance or donation rights. Upon confirmation of Party B, Party B shall assist in assigning the debt and the heir or the donee asserting such rights shall be responsible for the declaration and payment to competent tax authorities of relevant taxes and fees arising therefrom. Party B shall not be responsible for handling relevant matters thereof;

9.                   Party A agrees that, if the borrower needs to make an early repayment , Party A shall allow the borrower to repay in advance according to relevant provisions without prior notice to Party A;

10.            Party A undertakes that the information of the borrower obtained through Party B’s Platform by Party A shall be for reference only and shall not be disclosed to any third party. Party A shall be obliged to keep confidential of the credit information of the borrower. Party A shall be fully responsible for losses incurred to the borrower as result of arbitrary and inappropriate disclosure of the credit information of the borrower to any third party;

11.            Party A understands that, upon approval of the review of the full bids for the loan, the third party payment institution commissioned by Party B with Party A ‘s authorization shall wire the loan funds to the account of the borrower to begin to calculate the interest. If the loan bids extended by Party A is not full within ten working days from issuance, the third party payment institution commissioned by Party B with Party A ‘s authorization shall refund the loan funds to the Lender’s account registered with [Hexindai] and this Agreement, along with the Loan Agreement entered into by Party A based on this Agreement, shall be automatically terminated.

12.            In the event of a breach of the borrower, Party A may elect from the following to dispose the returned funds:

Party A entrusts and authorizes the cooperating agencies commissioned by Party B to collect the funds on Party A’s behalf. The scope of authorization shall be: telephone collection, sending collection letters, litigation and so forth on Party A’s behalf. Party A shall be responsible for the losses and risks therefrom and shall be entitled to the damages payable due to the breach of the borrower.

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Article 2 Rights and obligations of Party B

1.                   Party B shall, in accordance with this Agreement, exercise due diligence and serve Party A based on the principles of honesty, trustworthiness, prudence and effective management;

2.                   Party B shall keep confidential of the personal information and assets details of Party A and information and materials relevant to Party A obtained in the course of provision of service according to law;

3.                   Party B shall ensure that its own business terminal network, hardware and software are secure and reliable to guarantee the safety of the operation of Party A.

4.                   Party B shall properly keep the legal documents signed by Party A in the course of the loan transaction.

5.                   To ensure that Party A’s loan funds can be successfully lent, Party A irrevocably authorizes Party B to designate a third party payment institution to wire the relevant amount to the borrower or the transferor of the creditor’s rights on behalf and Party B agrees to accept Party A’s authorization.

Article 3 Interest management fee

Party A agrees to pay an interest management fee to Party B in accordance with the rules of the [Hexindai] Platform.

Article 4  Fees for early redemption

Party A agrees to comply with the rules of the [Hexindai] Platform for early redemption and to pay a fee for early redemption in accordance with the rules of the [Hexindai] Platform.

Article 5 Risk warning

1.                                       Credit risk of borrowers

In the event that a borrower loses the capability of repayment in the short term or long term (including but not limited to changes in the income and financial conditions of the borrower, personal accident, illness, decease and so forth) or a borrower changes his/her willingness for repayment, the loan funds of Party A may not be collected on time.

2.                            Liquidity risk

As for the early redemption of the principal lent or assignment of creditor’s rights by Party A, Party B shall proactively assist Party A in searching and recommending assignees so as to complete lending the funds and to receive proceeds. However, there exists uncertainty as to the date of searching and recommending assignees by Party B.

3.                            Force majeure risk

Party A’s assets may be subject to risks of losses due to wars, unrest, natural disasters and other force majeure factors.

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4.                            Other risks

Party B shall not be responsible for losses suffered by Party A due to reasons (other than Party B’s) such as network failure, computer malfunction and virus intrusion.

Article 6 Provisions on service of repayment risks

(1)              For the mutual benefit of Party A and Party B, Party B’s Platform may choose to cooperate with a third party insurer. During the cooperation, Party A agrees that the third party insurer pays the settlement of claim directly or indirectly to the electronic account used for lending with the custodian bank cooperating with Party B. Meantime, Party B confirms that it has obtained relevant authorization of the borrower for purchasing insurance and submitting materials for insurance claims.

(2)              In the event of a claim, Party A agrees, and irrevocably authorizes, Party B to submit materials for the claim to the third party insurer in cooperation with it and to accept the same.  Upon completion of the claim, Party A agrees, and irrevocably transfers, the right of recourse to the third party insurer.

Article 7 Breach

If all or part of this Agreement unable to be performed due to any Party’s violation of the provision of this Agreement, such breaching Party shall be liable for breach of contract and shall indemnify the non-breaching Parties for any loss suffered. The breaching Party shall compensate the non-breaching Parties for any loss suffered due to the breach of contract, including the benefits that should have been obtained after performance of this Agreement, which shall not exceed the losses likely to incur that could have or should have been foreseen by the breaching Party at the execution of this Agreement.

Article 8 Scope of the annexes to the Agreement

The annexes to this Agreement shall be an integral part of this Agreement and shall have the same legal effect as this Agreement. The annexes to this Agreement include the following:

1.                            The Registration Agreement confirmed upon registration by Party A;

2.                            All the rules announced by Party B and shown in any form. The [Hexindai] Platform shall be entitled to revise all the rules according to actual needs and the revised rules shall automatically take effect immediately upon announcement on the [Hexindai] Platform. If there is a conflict between this Agreement and the rules publicly shown on the [Hexindai] Platform, the rules publicly shown on the [Hexindai] Platform shall prevail. However, if the rules publicly shown on the [Hexindai] Platform specify that the text of this Agreement shall prevail, this Agreement shall prevail.

Article 9 Establishment, effect and dispute resolution of this Agreement

1.                                      This Agreement shall be established upon confirmation via an online click by Party A on the [Hexindai] Platform. Party A shall be deemed to have accepted the provisions of this Agreement and shall be bound by such provisions.  Upon confirmation by a click of Party A, this Agreement shall be established;

2.                                      This Agreement shall take effect upon remittance of the loan funds by Party A to the account of the borrower;

3.                                      In the event that a part of the provisions of this Agreement is invalid or cannot be executed, other provisions of this Agreement shall remain in force;

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4.                                      The dispute arising from this Agreement shall be governed by the law of the People’s Republic of China. Both Parties agree that such dispute shall be submitted to the People’s Court of Chaoyang District in Beijing where Party B is located for adjudication.

Party A declares that:

Party A confirms that, before entering into this Agreement, he/she has carefully read this Agreement and its annexes, and that he/she has read and has no objection to all the provisions of this Agreement, fees and annexes. Party A further confirms that he/she fully understands the cooperation relationship between both Parties, as well as the legal significance of the provisions on rights, obligations and responsibilities. Party A acknowledges that he/she has adequate understanding and expectation of the risks indicated by Party B and that he/she accepts all the proceeds and risks arising from lending.

Party A: (electronic signature)	Party B: (electronic signature)

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Appendix B

Loan Agreement

Number:

This Agreement is made by the following parties on [DATE] in XXXXXXXXXX

Party A(Lender):

Type of the certificate:

Certificate number:

Address:

Party B(Borrower):

Identification card number:

Address:

Designated e-mail address:

Party C:Hexin E-commerce Co., Ltd.

Address:

Article 1 Loan

1.1 Information on the Loan

Annual interest rate of the Loan		Million	Hundred thousand	Ten thousand	Thousand	Hundred	Ten	Yuan	Jiao	Fen
Principal amount of the Loan	RMB (in words)
Detailed use of the Loan
Terms of the Loan
Account of the Borrower for receiving funds	Account name			Account number
Opening Bank

1.2Party A entrusts the payment institution to wire the loan funds to the account for receiving funds designated by Party B in the above form, or Party A may wire the funds through online bank remittance to Party B’s specific account set out in Article 1 of this Agreement.

Article 2 Repayment

2.1 Information on repayment

Number of months for repayment in installment		Million	Hundred thousand	Ten thousand	Thousand	Hundred	Ten	Yuan	Jiao	Fen
Amount of the principal and interest payable by month	RMB (in words)
Repayment date	day every month (no extension for holidays)
Commencement date and deadline for repayment	From [DATE] to [DATE]
Account of the Borrower for repayment	Account name			Account number
Opening Bank

2.2Party B undertakes to repay the full amount of the principal and interest to Party A on a monthly basis.

2.3Party B shall deposit the principal and interest as well as other expenses payable set out in this Article every month to the account for repayment on or before the monthly repayment date.

2.4Party B entrusts the payment institution to precisely deduct the monthly repayment of principal and interest every month from the designated account for repayment set out above in this Article for Party A.

2.5In the event that the repayment date is a statutory holiday or public holiday, the repayment date shall not be extended. If the repayment date is the thirtieth day every month, the repayment date for a month less than thirty days shall be the last day of such month.

Article 3 Intermediate service

Party C lawfully operates and manages the Hexindai Platform(the domain name is http://www.hexindai.com, hereinafter referred to as [Hexindai]), which is an internet information platform offering professional intermediary service to private lending and can effectively provide services such as intermediary matching and management of private lending.

Article 4 Debt assignment

During the term of this Agreement, Party A may assign his/her creditor’s rights in accordance with the rules of the [Hexindai] Platform.

Article 5 Early repayment

During the term of this Agreement, Party B may repay his/her debt early in accordance with the rules of the [Hexindai] Platform.

Article 6 Breach

6.1 In the event that Party B fails to make full repayment on the repayment date set out in Article 2 of this Agreement, Party B shall pay overdue liquidated damages and penalty interest. The penalty interest and overdue liquidated damages shall be calculated as follows:

1)      Overdue liquidated damages: In the event that Party B fails to make full repayment on the repayment date set out in Article 2 of this Agreement, it shall be 10% of the principal and interest due for the current month.

Less than 100 yuan(if the overdue liquidated damages are less than 100 yuan, 100 yuan shall be charged), calculated separately every month.

2) Penalty interest: Penalty interest at a daily rate of 0.05% of the due principal and interest shall be charged from the current month until expiration of the Loan, calculated separately every month.

3) If the payment institution fails to timely deduct the full amount of the payable principal and interest for a certain month due to Party B’s reasons, Party B shall pay overdue liquidated damages in accordance with the first and second paragraphs of this Article.

If the amount of the repayment by the Borrower is insufficient, the repayment order shall be penalty interest, overdue liquidated damages, payable interest and principal.

6.2 In the event that Party B is in breach as follows, Party A shall be entitled to terminate this Agreement and Party B shall pay off the balance of the principal, interest and overdue liquidated damages in a lump sum three days from the date when Party A proposes to terminate this Agreement.

6.2.1 Party B changes the use of the Loan set out in Article 1 of this Agreement;

6.2.2 Party B is in serious breach of the repayment obligations (the principal or interest is overdue for fifteen days and above);

6.2.3 The Borrower provides false information or internally conceals important facts.

6.3Party B agrees that Party A may disclose information about Party B’s breach. In the event that Party B engages in fraud or other crimes, Party A shall be entitled to report to relevant state organs to pursue his/her criminal liability.

6.4 Party B shall be responsible for losses incurred to Party A due to Party B’s breach, including principal and interest loss, arbitration costs, litigation costs, investigation fees, attorney’s fees and costs incurred to a third party to realize its creditor’s rights (including principal and interest loss, arbitration costs, litigation costs, investigation fees, and attorney’s fees).

6.5 Any party shall not be responsible for breach of this Agreement in the event that this Agreement cannot continue to be performed as a result of a force majeure event. Parties shall negotiate to resolve follow-up matters.

Article 7 Notice for debt assignment

If Party A assigns a debt hereunder to a third party, Party A shall send a notice for debt assignment in e-mail to the e-mail address of Party B at, which shall be effective on the debtor upon sending.

Article 8 Jurisdiction of dispute

Parties agree that any dispute shall be submitted to the court of the Party C’s location regardless of the disputed amount.

Article 9 Miscellaneous

9.1 Parties agree that this Agreement shall be executed in electronic form and shall be established after the signing of the electronic signatures by Party A, Party B and Party C. This Agreement shall take effect upon remittance of the loan funds by Party A to the account for receiving funds designated by Party B.

9.2 Any amendment or supplement to this Agreement shall be made in writing. The supplemental agreement to this Agreement shall have the same legal effect as this Agreement.

9.3 The facsimile, photocopy and scanned copy or other valid copies of this Agreement shall be equally effective with the original of this Agreement.

9.4 If certain provision of this Agreement violates the laws and regulations and is deemed invalid, it shall not affect the effect of other provisions of this Agreement.

(No text below.)

Party A(Lender):	Party B(Borrower):

Party C:

Appendix C

Credit Assignment Agreement

Welcome to read through this HEXINDAI Credit’s rights Assignment Agreement (the “Agreement”).

The Parties of this Agreement are Party A and Party B. With regards to the credit/loan to be assigned from Party A to Party B via the HEXINDAI credit platform (with the domain name of http://www.hexindai.com) as operated and managed by the Hexin E- Commerce Co. Ltd, based on the principles of equity and voluntariness, the Parties reached the agreement as below:

1.              General Information of Assigned Credit

Assignor (Party A)
Name	XXXXXXXXXXXX	ID No	*********
Username in HEXINDAI platform	XXXXXXXXXXXX	HEXINDAI ID	XXXXXXXXXXXX
Assignee (Party B)
Username in HEXINDAI platform	XXXXXXXXXXXX	HEXINDAI ID	XXXXXXXXXXXX
Service Party (Party C)	HEXIN Electronic Commerce Co., Ltd.
Service Charges
Assignor service charge	Assigned amount x 0.5%
Information for Subject Credit’s rights
Borrower ID	XXXXXXXXXXXX
Borrower Name	XXXXXXXXXXXX
Borrower ID No	*********
Loan Principal Amount	XXXXXXXXXXXX
Original Loan Term	XXXXXXXXXXXX
Details of Assigned Credit/Loan
Assigned Amount	XXXXXXXXXXXX XXXXXXXXXXXX
Principal to be collected	XXXXXXXXXXXX XXXXXXXXXXXX
Loan Rate	[XX]% annualy	Monthly Interest	Detailed in the Repayment Schedule as automatically created in the platform system monthly
Assignment Date	XXXXXXXXXXXX	Repayment Mode	Interest to be paid monthly with the principal to be repaid at one time when due
Repayment Date/Interest Settlement Date	Detailed in the Repayment Schedule Breakdown	Remaining Installments	0

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2.              Procedures for Credit Assignment

2.1        Parties agree and confirm that both Parties shall proceed with the credit’s rights assignment, purchase and other operations on the website of HEXINDAI in accordance with the regulations and instructions by the HEXINDAI website.

2.2        This Agreement shall be established immediately when the Parties accept the terms hereof subject to the review by HEXINDAI and will take effect once the assignment consideration is paid off. As long as the Agreement is established, Party B shall irrevocably authorize HEXINDAI by itself or via its delegation to the third party settlement agency or to any financial institution in cooperation to transfer and remit the assignment consideration, after the deduction of Assignor service charge payable to HEXINDAI, to Party A. The Agreement is deemed to take effect and transfer of subject credit’s rights is successful once the deduction of said assignment consideration is accomplished; meanwhile, Party A shall irrevocably authorize HEXINDAI to keep under its custody the Loan Agreement signed by and between Party A and borrower of subject credit (hereinafter the “Loan Agreement”) and disclose the related information of the said borrower to Party B in the relevant blocks of HEXINDAI website system.

2.3        Upon the effectiveness of this Agreement and the completion of credit’s rights assignment, Parties hereby authorize HEXINDAI to notify the corresponding borrower of the related matters regarding the subject credit’s rights assignment and other information by the website internal mail and other means.

2.4        From the effective date of this Agreement, Party B shall become the creditor of the subject credit and inherit the original creditor’s rights and assume the corresponding obligations as well under the Loan Agreement.

3.              Warranties and Undertakings

3.1        Party A warrants that the assigned credit’s rights be legal and in effect without any encumbrance for assignment. Party A agrees and undertakes to pay the charges related to the credit’s rights assignment according to the relevant agreement and the regulations and instructions issued by the HEXINDAI website.

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3.2        Party B warrants that the fund utilized for his succession to the subject credit is sourced from the lawful channel and it is the legal owner of such fund. In the event any third party disputes the ownership and the lawfulness of the fund, Party B shall on his own take charge of the settlement of such dispute and assume the related liabilities.

4.              Breach

4.1        Party A and Party B mutually agree that in the event any Party breaches any of the warranties, undertakings or any other obligations under this Agreement which makes the other Party suffer from or incur the damages, losses or other liabilities, the breaching Party shall indemnify the non-breaching Party from and against all related economic losses caused thereby.

4.2        In the event that both Party A and Party B are attributable to the breach, they shall take up respective liabilities based on and pro rata the actual extent of their faults.

5.              Applicable Law and Dispute Settlement

5.1        The formation, force and effect, interpretation, performance, amendment, termination and the dispute resolution of this Agreement shall be governed by the Chinese Law.

5.2        In the course of the performance of this Agreement, if any claim or dispute arises, both Parties shall endeavor to settle it through the amicable negotiation; if the negotiation falls apart, either Party is entitled to bring the legal action to the People’s court with the due jurisdiction over the issue.

6.              Miscellaneous

6.1        Parties may amend or supplement this Agreement in the writing form. Any amendment or supplementary to this Agreement as signed by the Parties shall be an integral part of this Agreement with the same legal force and effect as that of this Agreement.

6.2        This Agreement and any of its amendments or supplementary will be made in the electronic form via the HEXINDAI website and will be formed upon the signatures by three Parties via the digital signature system. This Agreement may have one or more copies with the same legal effect. Meanwhile, Parties authorize HEXINDAI to keep the Agreement under its custody and to preserve it forever in the server as dedicatedly set up for such purpose in order for future reference. Parties both acknowledge the legal effect of the foresaid form.

6.3        Party A and Party B both confirm that the execution, effectiveness and performance of this Agreement is conditional upon its non-violation of Chinese laws and regulations. If any one or more provisions under this Agreement violate the applicable laws, this provision(s) shall be taken as invalid provided that the invalid provision(s) shall not affect or prejudice the validity of the remaining provisions.

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6.4        Unless as otherwise defined in the context hereof, the terms and definitions under this Agreement shall have the same meanings as ascribed to them by the HEXINDAI website service agreements and related regulations. In case of any conflict there between, this Agreement shall prevail.

HEXIN Electronic Commerce Co. Ltd (official stamp)

Assignor’s Electronic Signature:	Assignee’s electronic Signature:

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Appendix D

Hexindai Wallet APLXXXXX

Service Agreement

•    Party A: XXXX

•    Identification card number: XXXXXXXXX

•    Telephone: XXXXXXXXX

•    Party B: Hexin E-commerce Co., Ltd.

•    Address: C-13F, Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing

•    Zip code: 100022

•    Consulting Telephone: 400-004-6000

Party A and Party B, on the basis of the principles of equality and voluntariness and good faith, reach the following agreement through friendly consultation :

Article 1 Model-related information

Party B, a limited liability company duly organized and validly existing in Beijing, with the right to operate the website of www.hexindai.com (hereinafter referred to as “Hexindai Website” or “Hexindai Platform”), is mainly engaged in providing standardized, secure and professional transaction matching services to individuals and micro-enterprises in need of financing as well as individuals intending to lend  through Hexindai Platform.  Party B hereby launches the wallet plan services whereby lenders automatically lend and upon maturity exit  according to relevant rules, which facilitates  more intimate and convenient services to the lenders joining the wallet plan so as to make the best effort to protect the legitimate interests of the lenders.

Name of model	Lock-up period	Expected annualized rate of return
Wallet	XXX months	XX.00%
Participating principal	Amount in figure: RMB XXX
Amount in words: RMB XXX YUAN
Repayment method	Lump sum payment upon maturity / Monthly interest repayment followed by lump sum payment of principal upon maturiy
Date of participation	XXX
Commencing date of lock-up period	XXXX-XX-XX	Ending date of lock-up period	XXXX-XX-XX
Scope of investment	[Credit / Secured loan]

Hexin E-commerce Co., Ltd.

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Party A already knows, understands and agrees that the expected rate of return referred to in this Agreement does not represent the final actual return of Party A.

Article 2 Interpretation

2.1 This Agreement refers to any terms, details and information contained in this Hexindai Wallet Service Agreement and all of its annexes.

2.2 Lender (Party A) shall mean a member successfully registered through Hexindai Platform. The Lender may elect to lend a certain amount to the borrowers based on the recommendation of Party B and shall be a natural person with full civil capability for rights/acts.

2.3 Rules for Lock-up period: Party A shall not withdraw from the plan during the lock-up period. After the lock-up period expires, Party B shall assist Party A in completing the assignment of the debt and shall refund Party A’s principal and proceeds to Party A’s account opening in Hexindai Platform.

2.4. Hexindai shall mean Hexin E-commerce Co., Ltd.

2.5 Service Plan, also known as the Plan, shall include all the relevant information in this Agreement.

2.6 Exit Plan: When Party A, through authorizing Party B to assign the debt by utilizing the debt assignment function of the Hexindai Platfor, fully assigns the creditor’s rights against the borrower, it shall be deemed to exit this plan and this Agreement shall terminate automatically.

2.7 Month shall mean calendar month.

Article 3 The method, duration, amount, exit and management service fee of the Service Plan

3.1 Method: Party A hereby irrevocably authorizes Hexindai Platform to lend the full amount of funds in Hexindai Wallet Plan to Party A’s approved borrowers on Party A’s behalf.

3.2 Duration: The duration of the Service Plan applies to the relevant provisions on the name of the model and term of the loan set out in Article 1, and lock-up period in Article 2.3 of this Agreement.

3.3 Amount: The participating amount of Party A, hereinafter referred to as “Participating Principal”, shall be the amount actually added on the Hexindai Platform.

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3.4 Exit: After the lock-up period expires, Party B shall assist Party A in completing the assignment of the debt and shall refund Party A’s principal and proceeds to Party A’s account opening in the Hexindai Platform.

3.5 Service fee for the Plan: Upon Party A lends the funds or relends the funds after the borrower pays off during the Service Plan, on the end  of the lock-up period for the current Wallet Plan, Party B shall deduct the management service fee accordingly payable by Party A. The management service fee shall be calculated based on the formula for benchmark value, among which item A refers to the amount of the principal (unit: yuan). When the current revenue exceeds the benchmark value, Party A authorizes Party B to charge a separate service fee on the excessive portion.

In the event that Party A participates in Service Plan to lend and the revenue of interest is less than or equal to the benchmark value after all the creditor’s rights of Party A are completely assigned upon expiration of the lock-up period, Party B shall not charge Party A for any management service fee separately.   In the event that Party A participates in the Service Plan to lend and the revenue of interest exceeds the benchmark value after all the creditor’s rights of Party A are completely assigned upon expiration of the lock-up period, Party B shall charge Party A for an extra management service fee on the portion in excess of the benchmark value.

Benchmark value =A*B/12*C

•   A: the amount of the loan extended by Party A, calculated by yuan

•   B: the expected annualized rate of return of the lending mode of Party A

•   C: the full service period under this Agreement of the lending mode of Party A, calculated on a full-month basis.

•   Article 4 Rights and obligations of Party A

4.1 Party A shall be deemed to voluntarily accept all the provisions of this Agreement upon execution of this Agreement.

4.2 Party A shall be entitled to the interest from participation in the Service Plan.

4.3 Party B shall provide Party A with a list of creditor’s rights information every month for Party A to understand Party A’s lending details.

4.4 Party A hereby irrevocably authorizes Party B to designate a third party payment institution to directly deduct a relevant amount from Party A’s account to pay for the management service fee payable by Party A under this Agreement.

4.5 Party A undertakes that the source of the funds for his/her lending is lawful and he/she is the lawful owner of such funds.  Party A shall be responsible for resolving any dispute with a third party arising from the ownership and legitimacy of his/her funds and shall assume any economic losses incurred to Party B therefrom.

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4.6 Party A shall notify Party B of any change in the account information, address, telephone and other relevant important information within three working days upon such change. Otherwise, Party A shall be responsible for losses incurred to Party A due to failure to notify Party B in time.

4.7 During the lock-up period, Party A:

•    (1) shall not require the borrowers to pay off the loan prior to maturity or terminate the Hexindai Wallet Service Agreement in advance;

•    (2) shall not require to withdraw the funds upon repayment of the principal and the interest by the borrowers so as to ensure that the funds can be successfully relent during the lock-up period.

4.8 Party A shall be responsible for the declaration and payment to competent tax authorities of relevant taxes and fees arising from the process of fund lending and debt assignment and Party B shall not be responsible for handling relevant matters.

4.9 In the event of inheritance and donation of the funds for lending (i.e. creditor’s rights) of Party A, the heir or the donee asserting such rights shall present to Party B notarized ownership documentation for inheritance or donation rights. Upon confirmation of Party B, Party B shall assist in assigning the debt and the heir or the donee asserting such rights shall be responsible for the declaration and payment to competent tax authorities of relevant taxes and fees arising therefrom. Party B shall not be responsible for handling relevant matters thereof.

Article 5 Rights and obligations of Party B

5.1 Party B shall, in accordance with this Agreement, exercise due diligence and serve Party A based on the principles of honesty, trustworthiness, prudence and effective management.

5.2 Party B shall be obligated to assist Party A in completing the Exit Plan during the period of withdrawal and to receive the appropriate amount of the management service fee payable by Party A under this Agreement.

5.3 Party B shall keep confidential of the information and assets details of Party A and other information and materials related to the services.

5.4 During the loan term, in the event that the borrower is in breach, Party B shall take lawful and reasonable measures to assist Party A in timely collection.

5.5 Party B shall provide Party A with services for lending funds, including but not limited to recommendation for borrowers, loan promotion, credit management, post-loan management, collection services as necessary and periodic provision of lists for creditor’s rights.

5.6 To ensure that Party A’s loan funds can be successfully lent, Party A irrevocably authorizes Party B to designate a third party payment institution to wire the relevant amount of the loan to lend to the borrower and Party B agrees to accept Party A’s authorization.

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5.7 During the lock-up period, where Party B designates a third party payment institution to lend on behalf of Party A according to Party A’s authorization, there is no restriction on the amount, date, frequency of the loans.

5.8 Based on the relevant loan agreement between Party A and the specific borrower, the borrower shall be obliged to repay the principal and interest to Party A regularly. In order to collect the principal and interest conveniently and uniformly, in any term of a loan, Party A irrevocably authorizes Party B to designate a third party payment institution to wire the principal and interest repaid by the borrower for each term and Party B agrees to accept Party A’s authorization.  Party A shall refer to Party B’s recommendation to lend to a new borrower (hereinafter referred to as “repayment relending”).

Article 6 Risks of the Service Plan

6.1 Risks of the Service Plan

•    (1) Credit risk of borrowers: In the event that a borrower loses the capability of repayment in the short term or long term (including but not limited to changes in the income and financial conditions of the borrower, personal accident, illness, decease and so forth) or a borrower changes his/her willingness for repayment, the loan funds of Party A may not be collected on time.

•    (2) Liquidity risk: As this Service Plan has a lock-up period and funds cannot be redeemed in the lockup period, the Lender needs to make arrangement for the use of the funds in advance.

•    (3) Force majeure risk: Party A’s assets may be subject to the risk of loss arising from force majeure factors such as wars, unrest and natural disasters.

6.2 Service measures

•    (1) In order to reduce the credit risk of borrowers for Party A arising from the over-concentration of investment bids, Party B shall arrange for decentralized and automatic bids for the amount participating in this Service Plan of Party A.

•    (2) For the mutual benefit of Party A and Party B, Party B’s Platform may choose to cooperate with a third party insurer. During the cooperation, Party A agrees that the third party insurer pays the settlement of claim directly or indirectly to the electronic account used for lending with the custodian bank cooperating with Party B. Meantime, Party B confirms that it has obtained relevant authorization of the borrower for purchasing insurance and submitting materials for insurance claims.

•    (3) In the event of a claim, Party A agrees, and irrevocably authorizes, Party B to submit materials for the claim to the third party insurer in cooperation with Party B and to accept the same.  Upon completion of the claim, Party A agrees, and irrevocably transfers, the right of recourse to the third party insurer.

Article 7 Miscellaneous

7.1 This Agreement shall take effect on the date of electronic signature and automatically terminate after the borrower repays the full amount of the principal and interest under this Agreement to Party A and Party B collects relevant management service fees.

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7.2 This Agreement and any amendment or supplement to this Agreement shall be made in writing. The supplemental agreement and annexes to this Agreement shall have the same legal effect as this Agreement.

7.3 The facsimile, photocopy and scanned copy or other valid copies of this Agreement shall be equally effective with the original of this Agreement.

7.4 Party A and Party B agree that the execution, effect and performance of this Agreement shall be premised on the compliance of the Chinese laws and regulations. If the event that any provision of this Agreement violates applicable laws and regulations, such provision shall be deemed invalid. However, such invalid provision shall not affect the validity of other provisions of this Agreement.

7.5 If there is any dispute between Party A and Party B in the performance of this Agreement, it shall be settled through friendly negotiation. If the negotiation fails, it shall be submitted to the People’s Court of the location where this Agreement is signed for litigation.

(No text below.)

Party A: (electronic signature)	Party B: (electronic signature)

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